Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 0-50570

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp., Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. In its January 25, 2005 press release, AlphaSmart made reference to a teleconference to be held by Renaissance Learning. The following is a transcript of that teleconference.

Renaissance Learning

Moderator: John Hickey

January 25, 2005

4:30 p.m. EST

OPERATOR: Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to Renaissance Learning conference call. At this time, everyone is in a listen-only mode. Later there will be an opportunity for you to ask questions and instructions will be given at that time. As a reminder, your conference is also being recorded. At this time, I would like to introduce you to the President and Chief Executive Officer, Mr. John Hickey. Please go ahead, sir.

JOHN HICKEY, PRESIDENT & CHIEF EXECUTIVE OFFICER, RENAISSANCE LEARNING, INCORPORATED: Good afternoon. I’m John Hickey, Chief Executive Officer of Renaissance. And I would like to welcome everyone to our conference call regarding our planned merger with AlphaSmart, Incorporated.

Before starting, I need to point out that this call may include information constituting forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, including the expected impact of the merger on the combined companies.

Any such forward-looking statements may involve risks and uncertainties that could cause actual results to differ materially from any future results encompassed within those forward-looking statements. Factors that could cause or contribute to such differences include those matters disclosed in the company’s Securities and Exchange Commission’s filings, including form 10-K and 10-Q.

I would first like to provide some brief comments regarding our planned merger with AlphaSmart. And then Steve Schmidt, our Executive Vice President and Mary Minch, our Chief Financial Officer and I will take your questions.

We are very excited about today’s announcement that we have entered into a merger agreement with AlphaSmart, Incorporated whereby Renaissance Learning will acquire the outstanding shares of AlphaSmart in a transaction valued at approximately $57 million. As you know, AlphaSmart is a leading provider of portable computer companion devices which are used to enhance writing and keyboarding and have been adopted by more than 8,000 school districts in the United States.

We are particularly pleased about the AlphaSmart merger because it fits perfectly with our very disciplined approach to investing. We believe that growth through acquisition must be accomplished by powerful synergistic opportunities that not only enhance long-term shareholder value, but that also can continue to meet our corporate mission of accelerating learning.

The combination of AlphaSmart’s portable computer companion and Renaissance Learning’s software products will strengthen our ability to help teachers achieve meaningful results for all students without the concern of limited computer access. In addition, the ability to include a durable, lightweight, portable hardware solution will allow unique breakthrough opportunities for many existing Renaissance products, most notably, our existing and planned writing software.

The renewed emphasis on instilling solid writing skills in students so that they are better equipped to function in an electronic global society is growing daily. We believe that we will be poised to meet this need with a very effective portable writing solution.

As noted, the opportunity for revenue and earnings growth by the combination of both companies’ product strength is compelling. In addition, there are significant cost savings opportunities that can be achieved. Our preliminary estimates are that we can take at least $1 million out of annual operating costs, including the reduction of redundant public company costs.

As we look ahead, we expect the merger will be immediately accretive to earnings even though we do expect to incur increased product development costs in the second half of 2005. Under the terms of the agreement, the merger agreement, which is expected to close in the second quarter, all the issued and outstanding shares of AlphaSmart, Incorporated will be converted at the election of the holder into cash at $3.75 per share and/or an equivalent value of Renaissance Learning stock at an exchange ratio based on the volume weighted average price per share of Renaissance shares for a 10-day period ending just prior to the closing.

AlphaSmart shareholders’ elections of cash or stock will be prorated, to the extent necessary, in order to maintain no more than 45 percent stock and not less than 55 percent cash aggregate consideration mix. The transaction which has been unanimously approved by the board of directors of both companies is subject to regulatory approval and the approval of the shareholders of AlphaSmart, Incorporated. Voting agreements supporting the merger have been executed by AlphaSmart stockholders who hold approximately 60 percent of the outstanding shares, including its three founders.

AlphaSmart represents an ideal strategic fit for us. We have been extremely successful – they have been extremely successful in their mission of providing portable computing solutions to schools. And the combination of AlphaSmart’s hardware design, technical expertise and market knowledge with Renaissance Learning software solutions, market penetration and strength of sales channel can result in synergistic growth potential that neither company could achieve on a stand-alone basis. At this time, we will be happy to take your questions.

OPERATOR: Ladies and gentlemen, if you are calling as a representative of an investment firm, you are invited to ask questions at this time. Please press star, one on your touch-tone phone if you do have a question. If at any point your question has been answered and you’d like to remove yourself from the queue, you may do so by pressing the pound key. We do ask that you please pick up your handset to minimize any background noise. Our first question is coming from Mark Marostica of Piper Jaffray.

MARK MAROSTICA, PIPER JAFFRAY: Good afternoon, everyone.

JOHN HICKEY: Good afternoon, Mark.

MARK MAROSTICA: The first question is tied to the comments on accretion. Could you be a little bit more specific as to what amount of accretion you expect on the bottom line for fiscal ‘05?

JOHN HICKEY: Sure. I’ll let Mary Minch answer that.

MARY MINCH, CHIEF FINANCIAL OFFICER, RENAISSANCE LEARNING, INCORPORATED: Mark, the accretion that we – first of all, we expect accretion. And we think that’s really a solid projection. But certainly the accretion for ‘05 depends on a number of factors: the amount of stock that is ultimately issued as well as how our integration efforts go throughout 2005 and, frankly, the timing of the deal. So at this time, we’re not ready to give a specific number, but we are confident in saying that we will see accretion in 2005.

MARK MAROSTICA: OK. And then, John, you mentioned some synergies, particularly around the writing product. I was wondering also with respect to Accelerated Reader or Renaissance Place if you anticipate that with the addition of the AlphaSmart product it will make the whole offering more salient and help you, you know, sell district deals. I mean, how do, how do you look at integration from that perspective?

JOHN HICKEY: Well, thanks, Mark. That’s a good question. I think as it relates to Renaissance Place, certainly having this device, this computer companion device that works along with the computer will allow us to capture more information that is in the practice area that are occurring with children’s and students’ – I’m sorry, students’ writing ability as well as maybe some other products eventually, not so much the Accelerated Reader because in that mode, in the Accelerated Reader predominantly, the student is reading offline from the computer and only go to the computer when they need an assessment.

But certainly in our writing area where we have Accelerated Writer, Accelerated Grammar and Spelling, those kind of things – there can be other products that would run on this device as well that would support our mission that would then instantaneously, of course, be available up through our Renaissance Place platforms so that you can really capture information in real time.

MARK MAROSTICA: OK, great. And then the last question I had relates to the founders, Manish and Ketan. And I was wondering what their plans are in the coming months. Thank you.

JOHN HICKEY: Well, there’s really three founders. There’s also Joe Barrus, Manish and Ketan Kothari. And they will continue in the company. We expect that to be long-term. It is our goal that they will maintain. They are very passionate about the K-12 industry.

And that was a very attractive thing for us, that we knew that they believed in the same mission that we’re in. They’ve been in business 12 years. They understand this K-12 industry very well. And that was one of the most important ingredients to make sure that they continue with us long-term.

MARK MAROSTICA: Thank you.

OPERATOR: Thank you. Our next question is coming from Bob Craig of Legg Mason.

BOB CRAIG, LEGG MASON: Good afternoon, everybody.

JOHN HICKEY: Afternoon.

BOB CRAIG: Just a couple questions for you. One, first on the marketing side. I know that AlphaSmart has, I believe, about a dozen independent or company representatives themselves in addition to using some VARs and so on. How is this product going to be sold? Are you going to consolidate the sales forces? Or are they going to continue to operate that sales force for the time being?

JOHN HICKEY: Well, it’s certainly our plan that, you know, we want to add to the forces that we have out there. They have, as you said, probably in that range, a dozen or so people selling the product. And we’d want them to continue doing that. But as you start bundling solutions together like writing solutions, I think those individuals can also bundle together that total solution.

And I think the sales force that we have – I don’t really see any redundancy necessarily because they’re all in pretty much different areas. So I think they kind of come together and just add to what we already have in the field.

BOB CRAIG: One other thing, too. They have been utilizing external license opportunities for content. Do you picture that as something that will continue going forward?

JOHN HICKEY: Absolutely, absolutely. I mean, I think this platform will continue to be, what we would hope to be, an open platform. And that we would certainly want to license with anyone else that wants to run on that platform.

BOB CRAIG: I also would be interested in your assessment of the competitive environment for their products. I know that it has been a challenge, for example, in boosting the sales volumes of the Dana product, especially in high school and the middle schools and so on. What kind of potential do you see there and/or risk from a competitive point of view?

JOHN HICKEY: Well, I think, you know, from a competition standpoint I don’t see that they really have a significant competitor that competes head on with them. You know, they have some competition, but nothing significant. I think what really adds is a combination of the solutions that we have in the writing area, of course, and even in mathematics area that could be added to these platforms eventually that, I guess, you would call that wonderful combination of the proper software, the right professional development, the right platform.

But then works, enhances with the computers that they have in the classroom so you really have a more maximized investment. So you don’t necessarily have to buy, you know – everyone has to have a laptop, for example, when you can buy a couple desktop computers and a lot of the, you know, portable computer companions.

BOB CRAIG: I was wondering, John, if you could, if you could amplify in some of the areas of potential cost savings. I know Sarbanes-Oxley expenses will be a biggie. But areas like R&D and so on, do you see some consolidation opportunity there?

JOHN HICKEY: Well, I think, you know, we certainly talked about some of the public companies with, you know, the Sarbanes-Oxley and those kinds of things. Those certainly, you know, can go away. But as it relates to R&D, we probably will be trying to enhance that because we have some aggressive plans to ramp up into, you know, future plans for different solutions. You know, we’ll take a look at those, but I think they were significant, as we mentioned, somewhere, you know, north of $1 million almost right away.

BOB CRAIG: I think I know the answer to this question. But if you sort of hold results or AlphaSmart fairly flat assume it’s in there for about four or five months and the exchange ratios, the ratios of cash and stock as indicated coming up somewhere around a nickel or so accretive. Do you care to comment on something of that nature?

MARY MINCH: No, we wouldn’t comment on that at this time.

BOB CRAIG: I didn’t figure so. OK, thanks, guys.

OPERATOR: Thank you. Our next question is coming from Mark Degenhart of Oppenheimer.

MARK DEGENHART, OPPENHEIMER: Hi. Most of my questions have been answered. Just two quick follow-ups. I can’t help but think if we should read anything into this acquisition into whether or not there’s a message as to whether or not you think the overall environment is getting brighter or darker, number one. And number two, could you give us a sense of the mix of direct versus indirect sales for the acquisition?

JOHN HICKEY: I’m not too sure I understand the first question. I think – are you relating to whether the educational funding environment is improving one way or the other? I’m not quite sure I understand the question.

MARK DEGENHART: When companies make acquisitions after several quarters of missing results because of difficult macro-environment, I always wonder to myself if an acquisition is to sort of buffer up results because continued weakness is expected or because management is gaining more confidence that a turn is actually closer at hand.

JOHN HICKEY: You know, I don’t think that that even comes into our thinking. We looked at this opportunity together with AlphaSmart as one that comes together to meet our mission to accelerate learning in the K-12 market. And we do think it’s both a good short-term decision as well as a long-term decision. So, you know, I guess that’s about all I could say on that part of it. The second part of the question, do you remember.

MARK DEGENHART: What were the acquisition mix of revenue that was direct versus indirect channels?

MARY MINCH: Meaning AlphaSmart’s current revenue stream?

MARK DEGENHART: Right. How much from direct sales representatives versus VARs and other?

MARY MINCH: Right. I think their public disclosures indicate that about 90 percent of it is direct.

MARK DEGENHART: OK. Thank you.

OPERATOR: Thank you. Our next question is coming from Howard Block from Banc of America Securities.

HOWARD BLOCK, BANC OF AMERICA SECURITIES: Good afternoon, everybody. I’m not obviously as familiar with AlphaSmart, not having covered it before. But I don’t want to overstate the motivation to do this for strategic purposes versus maybe the motivation to do it as maybe to what Mark was alluding to, which is – Degenhart – to just some growth in the business. Can you help us understand, sort of, what maybe the order of magnitude, what the motivation is from a strategic perspective if you think of it along marketing or product development or sales and distribution?

JOHN HICKEY: Well, the primary purpose that excited us about this solution is that we have two products, specifically Accelerated Writer and Accelerated Grammar and Spelling that we know is very well accepted in the marketplace. But the fundamental problem we have with the product is they do not have the opportunity to get access to computers.

We’re dealing with maybe a classroom setting that may have two or three computers. And time and time again they say, you know, I love that product. It’s a wonderful product. It helps kids learn their grammar, the mechanics, the spelling, you know, their writing skills and everything else.

But I just don’t, you know, have enough computers. And so, we felt for some time that if we could break that bottleneck, open the access, then, of course, we’re going to allow our products to be more successful in that area, the writing area and, you know, hit our mission and so on. And there are just not too many ways to do it unless you’re going to give every student a laptop.

And a laptop gives you a lot of problems as well because, you know, it’s a fairly juiced up piece of equipment that kids are walking around with and they break it and drop it. You destroy a $1,000 investment. This is a very durable unit that they have where you can drop it at three feet or four feet and it withstands that drop.

And it has 700 hours of battery life, so you just turn it on and you can, you can work and write. And so, that combination of breaking that – you want to call it the – computer bottleneck was really what excited us. And that’s what excites us today.

HOWARD BLOCK: A very helpful answer. Thank you. And then with regards to, sort of, your legacy products, do you still – are there any opportunities – I’m not exactly sure how the products that AlphaSmart sells are paid for within a school budget. Are we dealing with, sort of, the same line items?

JOHN HICKEY: Well, I think it taps into a little bit more of the technology budgets, obviously because it’s a hardware. But it also does, of course, sell into Title I and those kind of solutions as well. So, I mean, I think it fits into what, you know, we are used to.

You know, keep in mind that we do sell some hardware. We sell hardware called AccelScan that, again, is a way to get the results of how a student is doing on their math assessment into the computer. So we had, for many years, had come to a conclusion that the computer was a bottleneck in getting a lot of results into the computer.

And we have for a number of years been selling a product that we have designed and we manufacture called the AccelScan. This fits into the writing area where now we can capture electronically all the other things that we weren’t able to acquire up to this point.

HOWARD BLOCK: OK. And then my last question is just to seek clarification on earlier – did you say that the transaction would be accretive despite spending on product development in the second half of ‘05? Is that what I heard?

JOHN HICKEY: That’s correct. That’s correct.

HOWARD BLOCK: OK. All right. Thank you very much.

OPERATOR: Thank you. Our next question is coming from Steve Sharkey of Flat Creek Investors.

STEVE SHARKEY, FLAT CREEK INVESTORS: A break in the computer bottleneck was a helpful explanation, John.

JOHN HICKEY: Thanks, Steve. Thanks, Steve.

STEVE SHARKEY: Just elaborate a little bit more. Can it still be integrated with Renaissance Place, what you do on this, you know, durable, portable computer?

JOHN HICKEY: Well, you know, certainly. I mean, it’s not going to happen initially. There’s a lot of things that have to be developed to run on the platform and so on. But it’s capturing practice activity, which then you can just send wirelessly, you know. You just beam it to the computer essentially. I could say – I hate to say this, but it’s like beaming it up to the mother ship.

STEVE SHARKEY: OK, OK.

JOHN HICKEY: And then from there, it’s in Renaissance Place.

STEVE SHARKEY: Yes, OK. I understand how you capture that data. I guess you can’t download changes as easily, though, from a server or anything like that.

JOHN HICKEY: Well, you would first go from the server to the workstation. And the workstation will then assign the practice activities based on that product, if it’s Accelerated Grammar and Spelling. There is daily practice activity for the student to work on. The student can work on that in the classroom, can work on it in the study hall, can take the unit home, bring it back. Upon completion, just hit the button and send it back to the computer.

STEVE SHARKEY: OK. And how long will it take to adapt Accelerated Writer and Grammar and Spelling to this platform?

JOHN HICKEY: Well, I think that, you know, our expectations is that we’re going to be working diligently to put that into that environment. And we were hopeful that maybe by the end of the year we’ll be able to talk about where we’re at. And, you know, it’d be nice to have something by next school year, but you are talking about a lot of new products. And this transaction won’t close until, you know, the second quarter. So it’s a short window.

STEVE SHARKEY: So you probably won’t have it ready for the ‘05 school year? OK.

JOHN HICKEY: Now I’m not saying for the latter part of ‘05, but, you know, certainly for the beginning part, that’s going to be a stretch.

STEVE SHARKEY: Right. And then the last question related to the founders, kind of following up on Mark’s question, their continuing involvement, do you expect – are they going to take Renaissance shares in exchange for their shares or a portion of their shares? Because it sounds like this could be an all-cash deal.

JOHN HICKEY: Well, you know, I can’t speak for them about what they will. They have the option, of course, of choosing stock, cash or a combination of both.

STEVE SHARKEY: So that hasn’t been pre-agreed then? They’re just like any other shareholder as far as you’re concerned?

JOHN HICKEY: Well, they do have a certain, you know, maybe consideration that I’m sure they are thinking about as independents. And I can’t, again, speak for them. But if they took stock, that could be a tax-free situation. And I’m sure that would weigh on their minds.

STEVE SHARKEY: OK. All right. Thanks.

OPERATOR: Thank you. As a reminder, for any additional questions, you may press star then one on your touch-tone phones at this time. Our next question is coming from Brian Friedlander from Assistive Tech.

BRIAN FRIEDLANDER, ASSISTIVE TECH: Good afternoon, John. How are you?

JOHN HICKEY: I’m fine.

BRIAN FRIEDLANDER: Good. The question I had – I’ve been following AlphaSmart Company for a long time. I’m in the educational – I’m an educational consultant. And I was wondering, you know, what your perspective was on opening up potential dealerships, independent, you know, value-added resellers to resell the AlphaSmart Company. For the last, I guess, several months once they went public, they were basically handling sales through the inside sales channel.

JOHN HICKEY: Well, I think – again, I can’t speak on their behalf. But I certainly believe that opportunities can be considered, if you want to say that as a word, is that anytime you can open up broader channels of distribution and you can, you know, reach out, certainly that can result in maybe more revenue opportunities and more opportunity for educators and schools and so on to buy your products.

So, I mean, I’m certain that will be something we will discuss with the AlphaSmart people. But I can’t tell you one way or the other, other than we certainly as a company have always been open to broad distribution opportunities.

BRIAN FRIEDLANDER: Right. And I guess the other question I have, too, is, sort of, the price point of the Dana. Do you see that there’s more competition in that space, you know, with companies like Dell and Acer who are bringing down the costs of laptop computers?

JOHN HICKEY: Well, I think you would have to consider that the laptops may, in fact, compete a little bit with the Dana. And Dana, again, though, is very rugged and very portable, of course, and is not a so-called laptop. You know, it may actually run certain applications in the palm that, you know, other laptops and other computers can run.

So, I mean, that’s always a consideration to see, you know, where that product line is going and how we can, you know, reduce the costs and maybe reduce its price point. But I know that AlphaSmart has looked at that and feel very confident they can move that in the right direction. But I guess at this point, it’s just too early to say one way or another where that’ll shake out.

BRIAN FRIEDLANDER: Right. I appreciate that. Because, you know, as a consultant, I have used, you know, both tools, the AlphaSmart Neo and the Dana. And they’re excellent products, you know, for students in terms of ease of use. And so, I’m really excited to, you know, kind of find out what solutions you have in store for those products.

JOHN HICKEY: Great. Thank you.

BRIAN FRIEDLANDER: Thank you.

OPERATOR: Thank you. Our next question is coming from Jonathan Doft from the Doft Company.

JONATHAN DOFT, THE DOFT COMPANY: Good afternoon, Jonathan Doft in New York. Congratulations on the transaction. And just a brief logistical question, please. I’m clear on the fact that you were paying a maximum of 45 percent of the transaction in stock if so requested. What I’m not clear on is theoretically if 100 percent of the shareholders requested all cash, will you pay for the transaction all in cash, or will it still be a divided transaction?

JOHN HICKEY: Yes, it will still be a divided transaction. We are – it’s going to be then prorated down to the point where it would be 45/55. That’s kind of the rules, if I understand that.

MARY MINCH: Yes, it could be slightly less. The total stock has to be at least 45 percent.

JONATHAN DOFT: OK. It said that there would be no more than 45 percent stock. What I wasn’t clear on is if theoretically there could be, you know, if there could be zero percent stock if everyone asked for cash.

MARY MINCH: Jonathan, let me clarify. You’re right. It would be no more than 45 percent stock. And cash would be not less than 55 percent. Our upper limit of cash flow, though, is based on a tax-free transaction and being able to issue a tax opinion.

JONATHAN DOFT: Right.

MARY MINCH: So there is an upper limit to that cash amount.

JONATHAN DOFT: I appreciate that. Thank you very much.

OPERATOR: Thank you. At this time, I’d like to send the floor back over to our presenters for closing remarks.

JOHN HICKEY: Thank you. We are, we are clearly very pleased at the product potential that this planned merger brings. And we look forward to capitalizing on the opportunities for growth that it brings. We will speak with you again early next week when we announce our fourth quarter and year-end results. Thank you for joining us today.

OPERATOR: Thank you. And thank you, callers. That does conclude today’s conference. You may disconnect your lines at this time and have a wonderful day.

END

ADDITIONAL INFORMATION

AlphaSmart and Renaissance intend to file a registration statement on Form S-4, which will include a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving AlphaSmart and Renaissance. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC when they become available at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AlphaSmart at AlphaSmart’s web site at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at (408) 355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at (715) 424-3636.

Renaissance, AlphaSmart and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AlphaSmart in connection with the merger transaction. Information regarding directors and executive officers of AlphaSmart and Renaissance and their respective interests in the proposed transaction will be available in the proxy/prospectus of AlphaSmart and Renaissance described above and other relevant materials to be filed with the SEC.